EXHIBIT 99.1

Hydrogenics Reports First Quarter 2015 Results

Order Delays Impact Period; Growth Story Remains Intact

MISSISSAUGA, Ontario, May 6, 2015 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today reported first quarter 2015 financial results. Results are reported in US dollars and are prepared in accordance with International Financial Reporting Standards (IFRS).

"First quarter results were negatively impacted by order timing and the weakening Euro to the US dollar," said Daryl Wilson, CEO of Hydrogenics. "We recently announced that E.ON completed its internal testing on our 1.5 megawatt PEM energy storage stack and, after prior delays tied to part certification and system analysis, we will deliver our Power-to-Gas application in the coming days. This will showcase our groundbreaking technology and serve as a strong impetus for securing future, larger orders, as we've been anticipating.

"We're also finishing the containerization work on our first one megawatt fuel cell array for Kolon in Korea and expect this to be installed during the second quarter, with testing to follow. We then anticipate further orders in the fourth quarter, in much greater magnitudes, for shipment in 2016. In addition, Hydrogenics plans to ship several fueling station orders later this year as well as continue to work on our initial two megawatt energy storage project in Canada.

"So while recent results have been softer than we would like, we remain very optimistic about the future and, as always, are focused on many business development initiatives, including new market penetration opportunities. We believe that quarterly results will trend higher sequentially this year. We have $34.7 in backlog for shipment in 2015 plus the potential for orders in the second and third quarters that could be delivered in the current year. Overall demand for our applications is growing, and our technology is second to none. We are dedicated to improved top line and bottom line performance for our shareholders and believe this will play out as the year proceeds."

Highlights for the Quarter Ended March 31, 2015 (compared to the quarter ended March 31, 2014, unless otherwise noted)

  Revenue decreased by 7% to $7.5 million, reflecting shipment timing and the decline in the value of the Euro compared to the US dollar in the first quarter of 2015 compared with the first quarter of 2014.

  Gross profit was 15.3% of revenue for the quarter, versus 23.8% in the prior-year period, reflecting a change in product mix as well as higher indirect overhead costs as a percentage of revenue when compared to the prior-year period.

  Cash Operating Costs1 declined by $0.2 million to $3.5 million in the quarter, compared to $3.7 in 2014, primarily reflecting lower SG&A expenses in 2015 due to the impact of lower exchange rates on expenses denominated in Euros and Canadian dollars.

  Adjusted EBITDA2 loss was $2.3 million for the quarter compared with an Adjusted EBITDA2 loss of $1.7 million in the first quarter of 2014.

  Net loss was $3.4 million, or $(0.34) per share, in the quarter compared with a net loss of $4.2 million, or $(0.41) per share, in the first quarter of 2014.

  Hydrogenics secured $5.7 million of orders for renewable energy storage, industrial gas and power system applications during the quarter, resulting in a backlog of $55.8 million as of March 31, 2015. Order backlog movement during the first quarter (in millions) was as follows:
	Dec. 31, 2015 Backlog	Orders Received	FX	Orders Delivered	Mar. 31, 2015 Backlog

OnSite Generation	$ 28.3	$ 4.6	$ (1.9)	$ 3.3	$ 27.7
Power Systems	33.9	1.1	(2.7)	4.2	28.1
Total	$ 62.2	$ 5.7	$ (4.6)	$ 7.5	$ 55.8
  The Company exited the first quarter with $9.5 million of cash and restricted cash, a $0.9 million decrease from December 31, 2014 primarily reflecting: (i) $1.3 million of cash used by operating activities; (ii) $0.4 million related to the purchase of property, plant and equipment and; (iii) foreign exchange impacts on the Euro and Canadian-denominated cash balances; partially offset by (iv) $2.2 million in operating borrowings.

Notes

  Cash operating costs are defined as the sum of SG&A and R&D, less amortization and depreciation, and stock-based compensation expense inclusive of compensation costs indexed to the Company's share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose.

  Adjusted EBITDA is defined as net loss excluding stock based compensation (both cash settled long term compensation indexed to share price and share based compensation), other finance income and expenses, depreciation and amortization. These items are considered by management to be outside of Hydrogenics' ongoing operational results. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.

Conference Call Details

Hydrogenics will hold a conference call at 1:00 p.m. EDT on May 6, 2015 to review the first quarter results. The telephone number for the conference call is (877) 307-1373 or, for international callers, (678) 224-7873. A live webcast of the call will also be available on the company's website, www.hydrogenics.com.

An archived copy of the conference call and webcast will be available on the company's website, www.hydrogenics.com, approximately six hours following the call.

About Hydrogenics

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centres in Russia, Europe, the US and Canada.

Forward-looking Statements

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy;  fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims;  failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Reconciliation of Adjusted EBITDA to Net Loss
(in thousands of US dollars)
(unaudited)

	Three months ended
	31-Mar-15	31-Mar-14
Adjusted EBITDA	(2,313)	(1,729)
Less:
Stock-based compensation	118	136
Cash settled compensation indexed to share price	(144)	1,561
Net Finance losses	979	183
Depreciation and amortization	161	140
Net Loss	(3,427)	(3,749)

Hydrogenics Corporation
Condensed Interim Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

	March 31, 2015	December 31, 2014

Assets
Current assets
Cash and cash equivalents	$6,207	$6,572
Restricted cash	2,495	3,228
Trade and other receivables	11,839	12,900
Inventories	14,164	14,698
Prepaid expenses	728	747
	35,433	38,145
Non-current assets
Restricted cash	817	621
Investment in joint venture	2,134	2,150
Property, plant and equipment	2,085	1,873
Intangible assets	143	157
Goodwill	4,096	4,609
	9,275	9,410
Total assets	$44,708	$47,555

Liabilities
Current Liabilities
Operating borrowings	$2,151	$--
Trade and other payables	10,885	13,156
Warranty provisions	667	1,392
Deferred revenue	9,490	6,771
	23,193	21,319
Non-current liabilities
Other non-current liabilities	3,229	3,464
Non-current warranty provisions	1,457	1,155
Non-current deferred revenue	5,717	6,141
	10,403	10,760
Total liabilities	33,596	32,079
Equity
Share capital	348,268	348,259
Contributed surplus	19,042	18,927
Accumulated other comprehensive loss	(3,169)	(2,108)
Deficit	(353,029)	(349,602)
Total equity	11,112	15,476
Total equity and liabilities	$44,708	$ 47,555

Hydrogenics Corporation
Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
For the three months ended March 31,
(in thousands of US dollars, except share and per share amounts)
(unaudited)

	2015	2014

Revenues	$7,531	$8,059
Cost of sales	6,378	6,142
Gross profit	1,153	1,917

Operating expenses
Selling, general & administrative expenses	2,579	4,567
Research and product development expenses	1,022	916
	3,601	5,483

Loss from operations	(2,448)	(3,566)

Finance income (expenses)
Interest expense, net	(127)	(132)
Foreign currency losses, net	(836)	89
Loss from joint venture	(16)	--
Other finance losses, net	--	(140)
Finance income (loss), net	(979)	(183)

Loss before income taxes	(3,427)	(3,749)
Income tax expense	--	--
Net loss for the period	(3,427)	(3,749)
Items that may be reclassified subsequently to net loss
Exchange differences on translating foreign operations	(1,061)	(5)
Comprehensive loss for the period	$(4,488)	$(3,754)

Net loss per share
Basic and diluted	$(0.34)	$(0.41)

Hydrogenics Corporation
Condensed Interim Consolidated Statements of Cash Flows
For the three months ended March 31,
(in thousands of US dollars)
(Unaudited)

	2015	2014

Cash and cash equivalents provided by (used in):

Operating activities
Net loss for the period	$(3,427)	$(3,749)
(Increase) decrease in restricted cash	537	(253)
Items not affecting cash:
Amortization and depreciation	161	140
Other finance losses, net	--	140
Unrealized foreign exchange losses	5	87
Unrealized loss on joint venture	16	--
Accreted non-cash interest	121	118
Payment of post-retirement benefit liability	--	(24)
Stock-based compensation	118	136
Stock based compensation – RSUs and DSUs	(144)	1,561
Net change in non-cash working capital	1,249	(1,972)
Cash used in operating activities	(1,364)	(3,816)

Investing activities
Proceeds from disposals	--	9
Purchase of property, plant and equipment	(371)	(306)
Purchase of intangible assets	--	(80)
Cash used in investing activities	(371)	(377)

Financing activities
Repayment of repayable government contributions	--	(50)
Proceeds of operating borrowings	2,151	1,722
Common shares issued	6	109
Cash provided by financing activities	2,157	1,781

Effect of exchange rate fluctuations on cash and cash equivalents held	(787)	(68)
Decrease in cash and cash equivalents during the period	(365)	(2,480)
Cash and cash equivalents - Beginning of period	6,572	11,823
Cash and cash equivalents - End of period	$6,207	$9,343
CONTACT: Hydrogenics Contacts:

         Bob Motz, Chief Financial Officer
         Hydrogenics Corporation
         (905) 361-3660
         investors@hydrogenics.com

         Chris Witty
         Hydrogenics Investor Relations
         (646) 438-9385
         cwitty@darrowir.com